

June 12, 2013

Via E-mail
Mr. Scott W. Holmes
Chief Financial Officer
Healthcare Realty Trust Incorporated
3310 West End Avenue, Suite 700
Nashville, TN 37203

> **Re: Healthcare Realty Trust Incorporated**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed February 20, 2013**
> **File No. 1-11852**

Dear Mr. Holmes:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 1A. Risk Factors, page 9

1. We note your disclosure that 7.3% of your real estate properties are subject to purchase options held by lessees or sponsoring health systems as of December 31, 2012. Please summarize the general nature of how these purchase options typically relate to your business decisions to either purchase a property or develop a property and also whether or not you proactively offer such options in exchange for negotiating better leasing terms with a potential lessee. In your response, please tell us whether any of these options may require you to sell the properties at a discount to market price and/or carrying value and further clarify for us how you have modified your impairment analyses for properties subject to purchase options. Additionally, please tell us whether any property

dispositions were related to such option exercises during each year presented within your financial statements.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18</u>

2. With respect to your single tenant net leased properties, please include in future Exchange Act reports a discussion on how management monitors significant tenant credit quality and identify any material changes in quality.

    <u>Development Activity, page 20</u>

3. To the extent material, please expand your disclosure in future Exchange Act reports to provide greater detail regarding your stabilization activities. For example, please disclose the scope of the stabilization projects, anticipated completion date, costs incurred to date and budgeted costs. For completed projects, please disclose stabilization costs per square foot or unit and clarify whether leasing costs are included in the calculation.

4. To the extent material, please expand your development activity disclosure in future Exchange Act reports to disclose total development costs on a per square foot or unit basis for completed developments and also clarify whether leasing costs are included.

5. Please disclose the amount of soft costs, such as interest and payroll expenditures, capitalized for all periods presented with a narrative discussion of significant fluctuations.

<u>Multi-tenant Rental Rates, page 21</u>

6. We note your disclosure that you expect approximately 15 to 20 percent of the leases in your multi-tenant portfolio to expire each year. Please expand your rental rates discussion to also include disclosure regarding the relationship of rents on expiring leases to market rents.

7. In future Exchange Act reports, please clarify whether the rental growth figures provided for renewing leases is based upon effective rent, which is adjusted for tenant concessions provided, such as free rent.

    <u>Tenant Improvements, page 22</u>

8. In future Exchange Act reports, please also disclose tenant improvements and leasing commissions on a per square foot or unit basis.

    <u>Same Store Net Operating Income, page 24</u>

9. We note your discussion of how you define same store NOI. In future Exchange Act reports, please clarify what is meant by properties that are "in conversion" for purposes of exclusion from the same store pool. To the extent that properties are excluded from

the pool for reasons other than development, disposition or acquisition, please quantify the number of properties removed and the reasons for their removal.

10. Please tell us why you have disclosed same-store NOI for the three months ended December 31, 2012 and 2011 and why you have not provided the disclosure on an annual basis.

Financial Statements

1. Summary of Significant Accounting Policies

Accounting for Acquisitions of Real Estate Properties with In-Place Leases, page 51

11. Please tell us if any of your below-market leases have bargain renewal options. If so, please clarify how the bargain renewal option is evaluated for determining the amortization period of the below-market lease.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief